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INTERNATIONAL URANIUM CORPORATION

FORM OF PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

ANNUAL MEETING OF SHAREHOLDERS
TUESDAY,  MARCH 23, 1999

The undersigned shareholder of INTERNATIONAL URANIUM CORPORATION (the "Corporation") hereby appoints EARL E. HOELLEN, the President and Chief Executive Officer of the Corporation, or failing him, LUKAS H. LUNDIN, the Chairman of the Board of the Corporation, or failing him, DAVID C. FRYDENLUND, the Corporate Secretary of the Corporation, OR INSTEAD OF ANY OF THE FOREGOING, _______________________ as proxy of the undersigned, to attend, act and vote in respect of all common shares registered in the name of the undersigned at the Annual Meeting of the Shareholders of the Corporation to be held in Toronto, Ontario, Canada on Tuesday, the 23rd day of March, 1999 (the "Meeting"), and at any and all adjournments thereof, in the same manner, to the same extent and with the same power as if the undersigned were personally present. Without limiting the general powers hereby conferred, the said proxy is directed to vote as follows:

                              MANAGEMENT RECOMMENDS A VOTE FOR THE APPOINTMENT OF AUDITOR AND FOR THE ELECTION OF DIRECTORS.

                              1. To reappoint PricewaterhouseCoopers LLP, Chartered Accountants, as the auditors of the Corporation for the ensuing year, at a remuneration to be fixed by the board of directors of the Corporation:

                                         ____ FOR  _____ WITHHOLD

                              2. To elect each of management's nominees for directors, as set out in the accompanying Management Proxy Circular, as directors of the Corporation for the ensuing year:

                                         ____ FOR  _____ WITHHOLD

                              3.   To vote on such other business as may
                                   properly come before the meeting or any
                                   adjournments thereof.

For full details of each of the resolutions referred to above, please see the accompanying Notice of Meeting and Management Proxy Circular. IF ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPOSED AT THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, OR IF ANY OTHER MATTERS WHICH ARE NOT NOW KNOWN TO MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, THIS PROXY CONFERS DISCRETIONARY AUTHORITY ON THE PERSON VOTING THE PROXY TO VOTE ON SUCH AMENDMENTS OR VARIATIONS OR SUCH OTHER MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF SUCH PERSON.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT SUCH SHAREHOLDER AND TO ATTEND AND ACT FOR SUCH SHAREHOLDER ON ITS BEHALF AT THE MEETING OR ANY ADJOURNMENT THEREOF OTHER THAN THE NOMINEES DESIGNATED ABOVE AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF ITS NOMINEE IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE.

                   DATED this _______________ day of ____________________, 1999.


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                                                        Signature of Shareholder


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                                              Name of Shareholder (please print)


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                                                           Number of Shares Held